December 16, 2014

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Jim B. Rosenberg

Re:	Aegerion Pharmaceuticals, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed March 3, 2014

Form 10-Q for the Quarterly Period Ended September 30, 2014

Filed November 10, 2014

File No. 001-34921

Ladies and Gentlemen:

Aegerion Pharmaceuticals, Inc. (the “Company”) confirms that it is in receipt of a comment letter (the “Comment Letter”) from the Staff (the “Staff”) of the Securities and Exchange Commission, dated December 9, 2014, regarding the above-referenced filings of the Company. The Comment Letter requests that the Company respond within 10 business days or tell the Staff when the Company will respond. On December 16, 2014, a representative of the Company spoke with the Staff and the Staff agreed to provide a 10 business day extension for the Company’s response. The Company appreciates the Staff’s willingness to allow for the additional time and the Company will provide its response on or before January 8, 2015.

Please call the undersigned at (617) 500-6235 if you have any questions regarding this letter.

Very truly yours,

/s/ Mark J. Fitzpatrick
Mark J. Fitzpatrick
Chief Financial Officer

cc:	Anne Marie Cook, Esq., Aegerion Pharmaceuticals, Inc.

Marc Rubenstein, Ropes & Gray LLP